UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Einstein Noah Restaurant Group, Inc.

(Name of Subject Company (Issuer))

Agnaten SE

JAB Holding Company s.à r.l.

JAB Holdings B.V.

JAB Forest B.V.

JAB Beech Inc.

Spruce Merger Sub, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of securities)

28257U104

(CUSIP Number of Class of Securities)

Joachim Creus

JAB Beech Inc.

2200 Pennsylvania Avenue NW

Washington, DC 20037

Tel: (202) 507-5838

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$383,660,834	$44,582

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $20.25 (i.e., the tender offer price) by (y) 18,946,214, the estimated maximum number of shares of the Company common stock to be acquired in the tender offer.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,582	Filing Party: JAB Beech Inc.
Form or Registration No.: Schedule TO	Date Filed: October 6, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 6, 2014 (“Schedule TO”) relating to the offer by JAB Beech Inc., a Delaware corporation (“Parent”) and Spruce Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Einstein Noah Restaurant Group, Inc., a Delaware corporation (the “Company”), at a price of $20.25 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

The second paragraph of the subsection titled “Antitrust” in Section 15—“Certain Legal Matters” is hereby amended and restated in its entirety to read as follows:

“On October 20, 2014, the parties received early termination of the required waiting period under the HSR Act. Accordingly, the condition to the Offer that the applicable waiting period under the HSR Act shall have expired or been terminated has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2014

JAB BEECH INC.

By:	/s/ Joachim Creus
Name: Joachim Creus Title: President

SPRUCE MERGER SUB, INC.

By:	/s/ Joachim Creus
Name: Joachim Creus Title: President

JAB HOLDING COMPANY S.À R.L. JAB HOLDINGS B.V. JAB FOREST B.V.

By:	/s/ Joachim Creus
Name: Joachim Creus Title: Managing Director

By:	/s/ Markus Hopmann
Name: Markus Hopmann Title: Managing Director

AGNATEN SE

By:	/s/ Joachim Creus
Name: Joachim Creus Title: Authorized Representative

By:	/s/ Markus Hopmann
Name: Markus Hopmann Title: Authorized Representative

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated October 6, 2014

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Summary Advertisement, published October 6, 2014 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Joint Press Release of Parent and the Company, dated September 29, 2014 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 29, 2014)

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of September 29, 2014, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 29, 2014)

(d)(2)*	Support Agreement, dated as of September 29, 2014, among Parent, Purchaser, and the stockholders of the Company named therein.

(d)(3)*	Confidentiality Agreement, dated as of September 18, 2014, between the Company and Parent

(g)	Not applicable

(h)	Not applicable

*	Previously filed

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